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                              August 25, 2020

       Keith C. Valentine
       Chief Executive Officer
       SeaSpine Holdings Corporation
       5770 Armada Drive
       Carlsbad, CA 92008

                                                        Re: SeaSpine Holdings
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 19,
2020
                                                            File No. 333-248136

       Dear Mr. Valentine:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Item 16. Exhibits, page 20

   1. We note that the shares were issued to the selling stockholder on July 28, 2020 and
                                                        August 17, 2020. Please
revise the legality opinion filed as Exhibit 5.1 to state that the shares are legally
issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff
                                                        Legal Bulletin No. 19.
       General

   2. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the
exclusive forum for certain litigation, including any    derivative
                                                        action.    Please
disclose whether this provision applies to actions arising under the
                                                        Securities Act or
Exchange Act. In that regard, we note that Section 27 of the Exchange
 Keith C. Valentine
SeaSpine Holdings Corporation
August 25, 2020
Page 2
      Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
      22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.



                                                             Sincerely,
FirstName LastNameKeith C. Valentine
                                                             Division of
Corporation Finance
Comapany NameSeaSpine Holdings Corporation
                                                             Office of Life
Sciences
August 25, 2020 Page 2
cc:       Michael Kagnoff, Esq.
FirstName LastName